Exhibit 12.2
ARIZONA PUBLIC SERVICE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine Months
	Ended
	September 30	Twelve Months Ended December 31,
	2006	2005	2004	2003	2002	2001
Earnings:
Net Income	$256,870	$170,479	$199,627	$180,937	$199,343	$280,688
Income taxes	134,809	98,010	120,030	86,854	126,805	183,136
Fixed charges	140,189	178,437	181,372	181,793	168,985	166,939

Total earnings	$531,868	$446,926	$501,029	$449,584	$495,133	$630,763

Fixed Charges:
Interest charges	$115,764	$145,502	$146,983	$147,610	$133,878	$130,525
Amortization of debt discount	3,264	4,085	4,854	3,337	2,888	2,650
Estimated interest portion of annual rents	21,161	28,850	29,535	30,846	32,219	33,764

Total fixed charges	$140,189	$178,437	$181,372	$181,793	$168,985	$166,939

Ratio of Earnings to Fixed Charges (rounded down)	3.79	2.50	2.76	2.47	2.93	3.77